UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubicon Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78112J109

(CUSIP Number)

Jose Miguel Enrich

781 Crandon Blvd. 902

Key Biscayne, FL 33149

(844) 479-1507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Jose Miguel Enrich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 68,822,747
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 68,822,747

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,822,747
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.9% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes (as discussed below), and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer (as defined below) in its Form 10-Q filed on August 11, 2023.

(1)	Name of Reporting Persons: MBI Holdings, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 43,040,572
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 43,040,572

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,040,572
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.3% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023.

(1)	Name of Reporting Persons: GFAPCH FO, S.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,084,267
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,084,267

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,084,267
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.5% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023.

(1)	Name of Reporting Persons: DGR Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,426,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,426,931

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,426,931
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023.

(1)	Name of Reporting Persons: Pequeno Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,766,508
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,766,508

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,766,508
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.0% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023.

(1)	Name of Reporting Persons: Bolis Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,153,203
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,153,203

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,153,203
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.8% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on an aggregate of 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 26, 2023, as amended and supplemented by Amendment No. 1 filed on August 3, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) of Rubicon Technologies, Inc., a Delaware corporation (“RBT”, or the “Issuer”). The principal executive offices of the Issuer are located at: 335 Madison Avenue, 4th Floor, New York, NY 10017. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

On August 8, 2023, YA II PN, Ltd. (“Yorkville”), MBI Holdings LP, Bolis Holdings LP, DGR Holdings LP and Pequeno Holdings LP (the “Holders”) entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) pursuant to which Yorkville sold to the Holders the remaining principal balance and accrued but unpaid interest due under Convertible Debenture RBT-1 and Convertible Debenture RBT-2 (together “Convertible Notes”) in the aggregate amount of $6,207,808.

On August 24, 2023, the Holders elected to convert the Convertible Notes into 6,863,798 shares of the Issuer’s Common Stock pursuant to the terms of the Assignment and Assumption Agreement.

ITEM 5. INTEREST IN SECURITIES OF RUBICON TECHNOLOGIES, INC.

(a), (b) The following disclosure assumes there are 264,068,049 shares of Common Stock consisting of (i) 6,863,798 converted notes, and (ii) 257,204,251 shares of Common Stock outstanding as of August 11, 2023, as reported by the Issuer in its Form 10-Q filed on August 11, 2023. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 68,822,747 shares of Common Stock, which constitutes approximately 25.9% of the outstanding shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Name

Exhibit 1.	Agreement of Joint Filing by Jose Miguel Enrich, MBI, GFAPCH, Pequeno, DGR and Bolis (incorporated by reference to the Schedule 13D filed by the Reporting Persons on June 26, 2023).

Exhibit 4.	Convertible Debenture Assignment and Assumption Agreement, dated August 8, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of August 28, 2023

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DGR Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director